Glenn & Glenn
124 Main Street
Suite 8
New Paltz NY 12561

September 21, 2010

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington DC 20549

Re: Live Current Media Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on September 16, 2010 by David Jeffs, et. al.
File No. 000-29929.

Dear Mr. Orlic:

We enclose herewith a version of the proxy that is marked to show changes from the prior filing.

Please feel free to call me at 845.256.8031 should you have any further questions.

Glenn & Glenn LLP /s/ D. Roger Glenn